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                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               601 Congress Street
                              Boston, MA 02210-2805

August 31, 2007 - Submitted Electronically Via EDGAR

Alison T. White, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
     SEPARATE ACCOUNT H
     AMENDMENT TO VARIABLE ANNUITY REGISTRATION STATEMENT ON FORM N-4:
     Principal Returns Optional Guaranteed Minimum Withdrawal Benefit Rider ("Principal Returns") - File no. 333-70728 (SEC Accession
     #0000950135-07-004302) and 811-4113

     AS FILED WITH THE COMMISSION ON JULY 13, 2007

Dear Ms. White:

This letter is in response to the comments you provided by telephone earlier this month, for the captioned Registration Statements. We respond in the order of your comments, as summarized below. Except where otherwise stated, we underline specific examples of prospectus text revisions for staff review only.

Please note that the Variable Annuity Contract optional guaranteed minimum withdrawal benefit rider identified in the registration statement as "[Withdrawal Benefit] Rider" is now named "Principal Returns Rider." Unless otherwise indicated, "Principal Returns" is used to refer herein to both the John Hancock Life Insurance Company (U.S.A.) ("John Hancock USA") and the John Hancock Life Insurance Company of New York ("John Hancock NY") riders.

COMMENT 1: The rider includes disclosure for John Hancock USA Separate Account H and John Hancock NY Separate Account A, but the Registration Statement was filed only under the 1940 Act Registration Number for John Hancock USA. Either delete the NY entity from the filing or re-file under the NY registration number.


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RESPONSE 1: As we discussed by telephone, registration of the rider in connection with John Hancock NY Separate Account A products was included in our request for template registration, filed on July 16. You have since confirmed that the template request is adequate without a further Separate Account A filing.

COMMENT 2: Please confirm that, in light of this filing, the expense examples in your May 1, 2007 prospectus still reflect the maximum rider charges, i.e., the examples continue to represent the most expensive way to purchase the Contract, even assuming the Principal Returns Rider had been offered on May 1, 2007.

RESPONSE 2: This is confirmed.

COMMENT 3: Under "Investment Options under the Principal Returns Rider," you say: "You may take withdrawals only in accordance with our default procedures; you may not specify the Investment Option from which you wish to make a withdrawal (see 'Accumulation Period Provisions - Withdrawals' in the Prospectus)." Please describe the default procedures, rather than rely on a cross-reference.

RESPONSE 3: The language quoted above has been changed as follows:

     You may make partial withdrawals of your Contract Value. We process requests for partial withdrawals by taking Contract Value from the Variable Investment Options on a pro rata basis. If the Variable Investment Options are exhausted, we will then take the remainder from the DCA Fixed Investment Option, beginning with the shortest remaining guarantee period first and ending with the longest remaining guarantee period last. For rules governing the order and manner of withdrawals from the DCA Fixed Investment Option, see "Fixed Investment Options."

COMMENT 4: Please include the full Examples for review prior to the effective date.

RESPONSE 4: Fully populated Examples are included in the Registration Statement to be filed by amendment.

COMMENT 5: Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


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Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

     - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE 5: In conjunction with the request below for acceleration of the effective date of the captioned Registration Statements, the Registrant makes the following representations:

The Commission staff ("Staff") has requested that the Registrants of the captioned Registration Statements acknowledge and agree, and such Registrants do hereby acknowledge and agree, that:

     - should the Commission or the Staff, acting pursuant to delegated authority, declare the respective filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

     - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the respective Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Registrants may not assert such action of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Registrants, I am hereby requesting that you accelerate the effective date of the captioned Registration Statements to October 1, 2007.


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Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

                                        Very truly yours,


                                        /s/ Thomas J. Loftus

                                        Thomas J. Loftus
                                        Senior Counsel - Annuities


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